December 4, 2012

Stephen G. Krikorian

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:     Syntel, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 27, 2012

Form 10-Q for the Quarterly Period Ended June 30, 2012

Filed August 6, 2012

File No. 000-22903

Dear Mr. Krikorian:

On behalf of Syntel, Inc., a Michigan corporation (the “Company”), I am responding to the Staff’s comment letter dated November 20, 2012 with respect to the above referenced filings. I have set forth below each question contained in the Staff’s comment letter, followed by our response thereto.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7A—Quantitative and Qualitative Disclosers About Market Risk, page 39

1.	We note your response to prior comment 1 and have the following comment. Please provide a summary of the forms of cash that you classify as cash and cash equivalents. In addition, tell us how much of your cash and cash equivalents are held in Indian rupees. Explain why the “effects of foreign currency exchange rate changes on cash” as presented on your statements of cash flows increases cash and cash equivalents when you present a foreign currency translation adjustment loss within your statement of stockholders equity.

For the purpose of reporting cash and cash equivalents, the Company considers all liquid investments purchased with an original maturity of three months or less to be cash equivalents. Accordingly, the cash and cash equivalents consist of cash and bank balances and term deposits with banks, which are not marketable, with original maturity of three months or less. As at December 31, 2011, out of $104.6 million in cash and cash equivalents, $60.9 million related to cash and bank balances and $43.7 million related to term deposits with banks with original maturity of three months or less. Out of the total cash and cash equivalents, $68.4 million were held by Indian Subsidiaries which included $1.4 million held in Indian Rupees and $10.6 million were held by other Subsidiaries, in currencies other than US dollars and Indian Rupees.

The “effects of foreign currency exchange rate changes on cash” as presented on the Consolidated Statements of Cash flows increases cash and cash equivalents of various non US subsidiaries due to variations in foreign currency rates for the period under consideration, in line with ASC 230. The foreign currency translation adjustment loss within the statement of Shareholder’s equity is due to foreign currency losses resulting from the translation of all the assets and liabilities of all the non US subsidiaries as at Dec 31.

19. Fair Value Measurements, page F-31

2.	We note your response to prior comment 2. You have not explained why the term deposits classified as short-term deposits are not included in the first table. Please note that all investments, including term deposits that do not meet the requirements of cash equivalents and must satisfy the disclosure requirements of ASC 825-10-50.

Term deposits with banks with an original maturity exceeding three months and whose maturity date is within one year from the date of the balance sheet are classified as short term investments. Such term deposits are generally held to maturity, are not marketable and do not meet the definition of available for sale securities and accordingly are not reported at fair value. Therefore, these term deposits were not included in the first table summarizing the financial assets measured at fair value and instead have been presented under a separate table. In future filings, in line with ASU 2011-04, we will include these term deposits in the fair value table under the category “Level 2”.

3.	Similarly, it appears that you have also excluded investments in mutual funds, referred to in your response to prior comment 1, from the table depicting financial assets measured at fair value. Please explain how you concluded that these investments are not required to be disclosed pursuant to ASC 825-10-50. In the regard, tell us whether all of your mutual fund holdings are in one type of fund and for each fund type tell us the primary investments held, investment strategy, risk profile, performance history.

The first table depicting financial assets measured at fair value does include investments in mutual funds under the line item “Short term Investments—Available for Sale Securities”.

The Company’s mutual fund holdings are comprised of investments in debt purchasing mutual funds (Liquid Funds & Ultra Short Term Funds) which are of low risk and high liquidity. These mutual funds invest in various debt instruments including. commercial paper, bank certificate of deposits, bond/debentures, and money market instruments. The past performance of these mutual funds ranges from 5% to 10% per annum.

* * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (248) 651-3508 with any questions or if we can be of any assistance in completing your review of these responses.

Very truly yours,

/s/ Daniel M. Moore

Daniel M. Moore,

Chief Administrative Officer, General Counsel and Secretary